Filed by FirstSun Capital Bancorp

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Pioneer Bancshares, Inc.

Date: May 11, 2021

Media Contacts:
FirstSun Capital Bancorp: Jeanne Lipson, jeanne.lipson@sunflowerbank.com, 915.881.6785
Pioneer Bancshares, Inc.: Joni Phariss, joni.phariss@pioneer.bank, 281.632.1431

May 11, 2021

FirstSun Capital Bancorp to Acquire Pioneer Bancshares, Inc.

Colorado-based FirstSun Capital Bancorp (“FirstSun,” or the “Company”), the holding company of Sunflower Bank, N.A. (“Sunflower Bank”) and Texas-based Pioneer Bancshares, Inc. (“Pioneer”), the holding company of Pioneer Bank, SSB (“Pioneer Bank”) jointly announced today that they have entered into a definitive agreement pursuant to which Pioneer and Pioneer Bank will merge with and into FirstSun and Sunflower Bank, respectively, in an all-stock transaction.

On a pro forma basis as of March 31, 2021, the combined company would have over $7 billion in total assets with over $5 billion in both loans and deposits, and over 60 branch locations. Sunflower Bank’s expanded pro forma footprint will include some of the largest growth markets in the United States. This combination will bring Sunflower Bank an expanded presence in Texas, along with its footprint in Arizona, Colorado, Kansas and New Mexico and home mortgage origination capabilities in 43 states.

The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. The financial terms of the transaction were not disclosed. The transaction is expected to close early in October 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and Pioneer shareholder approval. Upon closing, the Board of Directors of both FirstSun and Sunflower Bank will be expanded to include former directors of Pioneer and Pioneer Bank.

“We are thrilled to welcome Pioneer Bank’s customers and associates to the Sunflower family,” said Mollie Carter, Chairman of FirstSun and Sunflower. “We believe the additions brought by Pioneer will complement our growing presence in Texas and will be a perfect fit with our existing customer base and relationship-driven philosophy.”

“The opportunity for Pioneer Bank to join forces with Sunflower is a uniquely exciting one. The combined institution brings together two strong, growth-oriented banks that will provide a more competitive platform to our communities in Austin, Houston, Dallas, San Antonio and our markets in between,” added Ron Coben, President and CEO of Pioneer.

Stephens Inc. served as financial advisor to FirstSun and Nelson Mullins Riley & Scarborough LLP served as legal counsel. Piper Sandler & Co. served as financial advisor to Pioneer and Bracewell LLP served as legal counsel.

About FirstSun Capital Bancorp

FirstSun Capital Bancorp, headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, N.A., which operates as Sunflower Bank, First National 1870 and Guardian Mortgage. Sunflower Bank provides a full range of relationship-focused services to meet personal, business and wealth management financial objectives, with a branch network in five states and mortgage capabilities in 43 states. FirstSun had total consolidated assets of $5.3 billion as of March 31, 2021.

First National 1870 and Guardian Mortgage are divisions of Sunflower Bank. To learn more, visit SunflowerBank.com, FirstNational1870.com or GuardianMortgageOnline.com.

About Pioneer Bancshares, Inc.

Pioneer Bancshares, Inc. is the bank holding company for Pioneer Bank, SSB, an Austin-based community bank that lives and breathes Texas by serving markets, large and small, across the state, including Austin, Houston, Dallas, San Antonio, and Waco. At March 31, 2021, Pioneer reported consolidated total assets of $1.8 billion and total deposits of $1.3 billion. Visit Pioneer.Bank to learn more.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this press release which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FirstSun and Pioneer with respect to their planned merger and the expected timing of the closing of the transaction. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of Pioneer to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FirstSun and Pioneer do business, or as a result of other unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
•	the outcome of any legal proceedings that may be instituted against FirstSun or Pioneer; and
•	other factors that may affect future results of FirstSun or Pioneer including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

FirstSun and Pioneer disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FirstSun and Pioneer. In connection with the proposed merger, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to Pioneer’s shareholders in connection with the merger. The registration statement will include a proxy statement of Pioneer and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of Pioneer.

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